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19008158

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Netrex Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 South Service Road, Suite 45
(No. and Street)

Melville	NY	11747-2339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Netrex Capital Markets, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHARINE SUSAN CAROTHERS
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 02, 2019

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Netrex Capital Markets, LLC

Melville, New York

FINANCIAL STATEMENTS

December 31, 2018

Netrex Capital Markets, LLC

TABLE OF CONTENTS

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018
Phone: 212.790.5700 ■ Fax: 212.790.5905 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Netrex Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Netrex Capital Markets, LLC (the "Company") as of December 31, 2018, the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital, computation for determination of reserve requirements and information relating to the possession or control requirements (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann CPAs

We have served as the Company's auditor since 2018.

March 1, 2019

Netrex Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

ASSETS	
Cash	$ 469,245
TOTAL ASSETS	$ 469,245

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 12,506
Due to parent	30,124
Deferred revenue	16,000
Total Liabilities	58,630
MEMBER'S EQUITY	410,615
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 469,245

The accompanying notes are an integral part of these financial statements.

Netrex Capital Markets, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
For the Year Ended December 31, 2018

REVENUE	
Advisory Fee revenue	$ 182,545
Total Revenue	182,545
OPERATING EXPENSES	
Compensation and benefits	134,567
Administrative and business expense	26,284
Services from affiliated companies	7,311
Regulatory fees	8,556
Total operating expenses	176,718
NET INCOME	5,827
MEMBER'S EQUITY - Beginning of year	7,316
Member contributions	404,000
Member distributions	(6,528)
MEMBER'S EQUITY - End of year	$ 410,615

The accompanying notes are an integral part of these financial statements.

Netrex Capital Markets, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 5,827
Adjustments to reconcile Net Income to net cash provided by operations:	
Deferred Revenue	16,000
Due to parent	30,124
Accounts Payable and Accrued Expenses	10,413
Net cash provided by Operating Activities	62,364
FINANCING ACTIVITIES	
Members Contributions	404,000
Member distribution	(6,528)
Net cash provided by Financing Activities	397,472
Net increase in cash	459,836
Cash at beginning of year	9,409
Cash at end of year	$ 469,245

The accompanying notes are an integral part of these financial statements.

Netrex Capital Markets, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Nature of Business

Netrex Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Florida corporation formed on March 7, 2011 and is wholly-owned by Netrex Capital Markets Holdings, LLC (the "Parent"). The Company began operations on October 9, 2012, as Cadena Securities Services, LLC. In September 2018, the Company was acquired by Netrex Capital Markets Holdings, LLC from John Cadena and changed the name to Netrex Capital Markets, LLC.

The Company principally provides public and private companies advice regarding capital raising. The Company anticipates advising primarily on new debt financings however, it also advises private companies involved in merger and acquisition activity as to which investment banking firms they should engage. The Company does not maintain any customer accounts, handle customer funds, or securities, and is not involved in any trading activities.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares financial statements in accordance with Generally Accepted Accounting Principles in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business as cash and cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation

Revenue Recognition

On January 1, 2018, the Company adopted Financial Accounting Standards Board Accounting Standards Codification ("ASC") 606 *Revenue from Contracts with Customers,* using the modified retrospective transition method. The Company has completed the evaluation process of its contracts with customers and has concluded there is no impact to members equity at the beginning of year.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. The Company's revenues within the scope of ASC 606 include fees from investment banking and merger and acquisition advisory services.

The Company may provide advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The Company's agreements contain nonrefundable retainer fees and / or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company

evaluates its nonrefundable retainer payments, to determine if the fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Income Taxes

The Company is a wholly owned subsidiary of a single member LLC and is disregarded for Federal income tax purposes. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states.

The Company has no uncertain tax positions at December 31, 2018

The Company's tax returns are open for examination for the year 2015 and thereafter.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $410,615 and excess capital of $310,615 as of December 31, 2018, and a net capital requirement of $100,000. The Company's net capital ratio as of December 31, 2018 was .14 to 1

NOTE 4 - Related Party Transactions

The Company is wholly owned by Netrex Capital Markets Holdings, LLC. The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2018, pursuant to an agreement between the Company and its affiliate, Netrex LLC, the Company recorded an administrative services fee expense of $7,311 to the affiliate. This amount is included in Services fees on the Statement of Income and Member's Equity. The administrative fee expense covers the administrative services and office space provided to the Company by the affiliate. There are no amounts due the affiliate on December 31, 2018.

The Company owes its Parent $30,124 as of December 31,2018 for reimbursement of expenses.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events through March 1, 2019 which is the date that the financial statements were issued. The Company has not identified any events that require adjustment or disclosure in its financial statements.

SUPPLEMENTAL INFORMATION

Netrex Capital Markets, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2018

Members's Equity per Statement of Financial Condition	$	410,615
Less: Nonallowable assets		-
Net capital	$	410,615
Aggregate indebtedness - items included in financial statements	$	58,630
Basic net capital requirement ($100,000 minimum)	$	100,000
Excess net capital	$	310,615
Net Capital less 120% miminum net capital requirement		290,615
Precentage of aggregate indebtedness to net capital		14%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the amended unaudited Form X-17a-5 Part IIA

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission

Netrex Capital Markets, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission

Netrex Capital Markets, LLC is exempt from Rule 15c3-3 of The Securities and Exchange Commission under the provision of Rule 15c3-3(k)(2)(i).

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018
Phone: 212.790.5700 ■ Fax: 212.790.5905 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Netrex Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Netrex Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann CPAs

March 1, 2019

NETREX
CAPITAL MARKETS, LLC

Exemption Report

Netrex Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
March 1, 2019